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May 10, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

Jan Woo, Esq.
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EverCommerce Inc. Draft Registration Statement on Form S-1 Submitted March 31, 2021 CIK No. 0001853145

Dear Ms. Woo:

On behalf of EverCommerce Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 27, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 10, 2021

Prospectus Summary, page 1

1.
Please disclose the basis for your claim that you are a leading provider of integrated software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses.  Please disclose the measure by which you determined that you are a “leading provider.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 62 and 88 of Amendment No. 1 to further qualify the Company’s leading position to integrated, vertically-tailored software-as-a-service (SaaS) solutions for service-based small- and medium-sized businesses.

The Company respectfully advises the Staff that the Company is not aware of competing providers of integrated SaaS solutions for service SMBs, that have the Company’s combination of scale and depth. As disclosed on page 3 of Amendment No. 1, there are a number of limitations to the offerings available in the market for service SMBs, including, among others, a lack of vertical-specific functionality with broad, horizontal solutions that apply the same software across different industries, as well as overly specific point solutions for targeted business services or workflows within specific industries. By contrast, the Company’s solutions provide vertically-tailored functionality that addresses the service SMBs’ targeted business services and workflows within specific industries while also integrating and offering broad, horizontal solutions that apply to more general aspects of business management, such as billing and payment solutions. As disclosed on page 95 of Amendment No. 1, the Company competes with separate vertically-specialized and horizontal competitors, however, the Company is not aware of any competitors that offer comparable integrated vertical and horizontal solutions with a comparable or larger scale than the Company. In addition, the Company respectfully submits that it has sought to qualify its position as a leader in the provision of such solutions as specific to service-based small- and medium-sized businesses. Service SMBs are generally price-sensitive and have limited resources, which the Company believes has limited the number of competitors and market entrants that seek to develop and offer cost- and time-intensive integrated solutions. As a result, the Company maintains that it is a leader in the offering of integrated, vertically-tailored SaaS solutions for service SMBs.

Our Market Opportunity, page 3

2.
Please define “small- and medium-sized business” (SMBs) in the context of the verticals that you serve.  Clarify whether SMBs are measured in terms of revenue, employees, and/or other criteria.  Further, provide the basis for the statistics regarding your addressable market and your market opportunity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 3 and 90 of Amendment No. 1 to further define small- and medium-sized businesses and clarify that such business are measured in terms of number of employees.
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The Company also respectfully acknowledges the Staff’s comment regarding the addressable market and market opportunity and advises the Staff that it has revised the disclosure on page 3 of Amendment No. 1 to include the methodology for calculating the Company’s total addressable market. The Company respectfully notes that the total addressable market is based on management estimates regarding the number of service SMBs in our markets. As disclosed on page ii of Amendment No. 1, these estimates are based on independent reports from third parties, as well as industry and general publications and research, surveys and studies conducted by third parties. Similarly, the estimated penetration of full end-to-end software solutions for service SMBs in North America is based on an independent report from a third party, which included a survey of over 2,000 service SMB software decision makers across industries, industry and general publications and research, surveys and studies conducted by third parties, a customer survey of more than 600 customers, and interviews.

With respect to the Company’s market opportunity, the Company respectfully notes that its total revenues of $337.6 million for the year ended December 31, 2020 represented market penetration of less than 1% of the estimated $520 billion total addressable market in North America. On this basis, the Company respectfully submits that the vast majority of its market opportunity is untapped.

Summary Consolidated Financial and Operating Data, page 13

3.	Please revise the column header for 2018 to indicate this information is unaudited. A similar revision should be made to your Selected Consolidated Financial and Operating Data table.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 13, 14 and 60 of Amendment No. 1.

Risk Factors, page 16

4.
We note a significant majority of your debt has an interest rate that may be based on LIBOR.  Please revise to include a risk factor addressing the possible discontinuation of LIBOR, including any anticipated impact on the company, if material.  Refer to the Staff Statement on LIBOR Transition from July 12, 2019 available on our website.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 33 of Amendment No. 1.

We are dependent on payment card networks…, page 22

5.
You state that you have entered into agreements with certain payment processors, including Worldpay and PayPal.  Please disclose the material terms of those agreements including the term of the agreement and any termination provisions.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 22 of Amendment No. 1 to note the primary terms of these arrangements, such as auto-renewal provisions and potential for termination. The Company respectfully advises the Staff that it enters into similarly structured contracts with a number of different payment processors, and that the services provided by these various payment processors are generally the same. The Company respectfully advises the Staff that its agreements with these parties are the type of arrangements that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and are not contracts upon which the Company’s business is substantially dependent. Furthermore, the Company believes that, for any one payment processor, there are several other parties that could provide the Company with services that are substantially similar to those that it currently receives, and that the Company could transition to one or more alternative parties under existing arrangements with such parties or with new parties on commercially reasonable terms. For the foregoing reasons, the Company does not believe that additional disclosure regarding these contracts would be useful to investors.
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If lower margin solutions and services grow at a faster rate…, page 29

6.
You state that some of your solutions and services, such as your marketing technology solutions, have lower margins as compared to your other solutions and services, such as your vertical business management software and integrated payment solutions.  Please disclose the percentage of revenue generated from marketing technology solutions compared to your vertical business management software and integrated payment solutions.  We note from your disclosure elsewhere that marketing technology solutions revenue increased 130% from 2019 to 2020.  To the extent that you expect greater growth in the solutions with lower margins, please discuss the impact on your business in the Management’s Discussion and Analysis.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 29 and 70 of Amendment No. 1. The Company notes that vertical business management software and integrated payment solutions are intended to serve as examples of subscription and transaction fees revenue.

Our amended and restated certificate of incorporation will provide that the Court of Chancery…,page 49

7.
We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please revise to highlight enforceability concerns arising from the fact that Section 22 of the Securities Act creates concurrent jurisdiction in federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 127 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

8.
Please revise here to disclose the total number of actual customers for each period presented and include a discussion of fluctuations from period to period.  In this regard, we note that you have expanded your customer base through both acquisitions and organic growth.  Please separately quantify the growth in your customer base due to each of these factors.

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Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on page 64 of Amendment No. 1 to separate the revenue for each period presented from the general number of customers for each such period. The Company respectfully submits to the Staff that it presents the general number of customers for the periods presented in order to provide additional context regarding the Company’s increase in scale over time. The Company advises the Staff that it does not consider the number of customers to be a key indicator of the Company’s performance. The Company’s customers include small- and medium-sized businesses that range in size and complexity, and the Company’s average revenue per customer can vary significantly by customer and by type of solution purchased. Further, the Company derives a significant portion of its revenues from selling additional solutions to its existing customers. As a result, the size of the increase or fluctuations in the Company’s overall number of customers over a particular period, and the extent to which the Company gained or lost customers over a particular period, may not correlate to the changes in revenues or potential revenues in that period or future periods. In a given period, the Company may add more customers than it loses, but see no increase in the current or potential future revenues because the customers it adds are small. Conversely, the Company may fail to retain a large number of smaller customers during a period but add a few larger customers or upsell existing customers to expanded solutions and see a significant increase in its current and potential future revenues. For the foregoing reasons, there could be a disconnect between the revenues that the Company generates during a particular period and the number of customers for such period. While the number of customers can provide general insight into the scale of the Company’s operations, and the Company must acquire new customers to continue to expand, the Company respectfully submits to the Staff that additional disclosure regarding trends and fluctuations in the number of customers over time would not be useful to investors, and would be uncertain and potentially misleading.

9.	We note you consider net revenue retention rate to be an important measure of the health of your business and further growth prospects. Please address the following with regards to this measure:

•	Disclose the actual net revenue retention rate for each period presented and discuss any significant fluctuations from period to period.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1 to clarify that the Company’s net pro forma revenue retention rate has remained stable and in excess of 99% in each of the last 8 quarters. The Company respectfully advises the Staff that it has not experienced significant fluctuations in net pro forma revenue retention rate during these periods, and that the Company included such measure in order to provide additional context regarding the health of the Company’s operations and because such measure is helpful to quantify retention of revenue from the Company’s existing customers. While the Company’s net pro forma revenue retention rate has remained stable in each of the last 8 quarters, the Company notes to the Staff that it has disclosed on page 64 of Amendment No. 1 the primary factors that may cause such rate to fluctuate from period to period in the future. For the foregoing reasons, the Company respectfully submits to the Staff that additional disclosure to discuss fluctuations of the Company’s net pro forma revenue retention rate over time would not be useful to investors, and would be potentially misleading.
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•	Include a discussion regarding the correlation between the net revenue retention rates achieved during each period and the success of your land-and-expand business strategy.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

•	Revise to relabel this measure as a pro-forma measure. In this regard, we note that revenue used in such calculations assumes the acquisitions occurred on the first day of the period presented.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 64 of Amendment No. 1.

•	Clarify whether this calculation starts with customers that generated revenue in the prior period compared to the revenue in the current period from that same set of customers.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

•	Tell us what other metrics, if any, you use to monitor customer retention and renewals.

Response:  The Company acknowledges the Staff’s comment and respectfully notes to the Staff that while it considers or reviews other metrics, such as gross logo churn, it does not consider this or other measures or metrics material or impactful for purposes of monitoring customer retention and renewals, and does not manage operations or make strategic decisions based on other measures or metrics.

10.	We note your discussion here regarding the lifetime value of a customer and the cost of customer acquisition. Please revise your disclosures to address the following:

•
Tell us why you use a two-year period to determine the customer lifetime.  In this regard, we note that your contracts run anywhere from one month to five years and you have determined the period of benefit for amortizing contract costs to be five years.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1 to clarify that we estimate a projected average customer lifetime by extrapolating from actual customer retention data for months 1-24 of a customer’s lifetime and projecting customer retention data beyond month 24 using a monthly average rate of change of the prior 12 months. The Company notes that it has a significant number of long-term customers that have used certain of its solutions for periods well in excess of the original underlying contracted term. As a result, the Company believes that a general historical lifetime average across its customer base does not adequately capture the lifetime across the Company’s diverse customer base and suite of solutions. Conversely, the Company experiences higher levels of customer churn in the first 6-12 month period of a customer’s lifetime. Following this initial period, customers that remain with the Company typically continue to use its solutions for a number of years. For the foregoing reasons, the Company respectfully advises the Staff that, based on its experience and internal analysis of customers, the Company believes that the periods used for determining customer lifetime and the resulting data are indicative of longer-term retention trends among the Company’s typical customers.
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•	Discuss how you determine the “gross margin factor” used in such measure.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

•	Disclose how you calculate the monthly revenue an average customer generates and address how you decide what constitutes an “average” customer.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

•
Disclose what expenses are considered direct sales and marketing expenses associated with acquiring new customers. Explain how they relate to GAAP sales and marketing expenses as reported, or clearly indicate that such amounts are not calculated based on GAAP numbers and clarify how they may differ from GAAP.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

•	Clarify whether management uses this information in managing your business and if so, how.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 65 of Amendment No. 1.

Key Factors Affecting Our Performance, page 65

11.
You state that you have acquired 49 companies since your inception, including 14 in 2019 and 9 in 2020.  Please provide a balanced discussion regarding any material challenges related to these acquisitions.  Discuss the “framework for identification, execution, integration, and onboarding of targets” that you reference.

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Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 66 of Amendment No. 1.

Key Business and Financial Metrics, page 66

12.
You state that normalized growth rate is a key performance indicator used by management to assess your “consolidated operating performance” over time.  However, this measure appears to present the growth rate in your pro forma revenues.  Please confirm whether that is the case and, if so, revise to refer it as a pro forma revenue growth rate measure. Also, explain further how this allows you to measure organic revenue growth and discuss the underlying factors that contributed to the decrease in this measure from 15.8% in 2019 and 6.7% in 2020.  Lastly, considering you have provided pro forma revenue information, tell us your consideration to also include supplemental pro forma information regarding the impact of acquisitions on your expenses and overall results of operations.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of Amendment No. 1.

The Company respectfully advises the Staff that normalized growth rate does present the growth rate in the Company’s pro forma revenues. In consideration of the Company’s significant acquisition activities from period to period, the Company respectfully advises the Staff that the normalized growth rate is the most helpful way to measure and monitor the organic growth of its business over time and at any point in time given the pace of acquisition activity. For example, the Company uses the normalized growth rate to measure and monitor the growth rate of the business as it stands as of various points in time, as the normalized growth rate measure provides insight into the underlying operations and performance of the Company at a specific moment in time after excluding the potentially volatile and significant impacts of acquisitions.

A traditional organic growth measure, which would require assets to be owned for a full four quarters, would disclose significant increases in revenue as a result of the Company’s acquisition activities. Such increases would be significantly greater than the growth in the underlying business, excluding the impact of such acquisitions. For the foregoing reasons, the Company respectfully submits to the Staff that a traditional organic growth measure would not be useful to investors, and would be potentially misleading.

The Company also advises the Staff that the primary underlying factor for the decrease in the normalized growth rate in 2020 was the COVID-19 pandemic. As disclosed on page 68 of Amendment No. 1, the impact of the COVID-19 pandemic was particularly prevalent with respect to the Company’s EverWell suite of solutions for fitness and wellness businesses. Businesses within the fitness and wellness industry, including salons, gyms, yoga studios, and classes, experienced prolonged periods of closure and restricted operations in 2020.

With respect to the Staff’s comment regarding the inclusion of supplemental pro forma information that presents the impact of acquisitions on the Company’s expenses and overall results of operations, the Company does not believe that providing such gross profit metrics will present additional useful or material information. When the Company completes an acquisition, the cost structure of the acquired business changes significantly as the business is integrated, onboarded and benefits from the operational leverage of the Company’s platform. For example, the Company onboards acquired businesses onto its centralized operating platform for sales and marketing, product development and general and administrative functions and frequently operationally consolidates the acquired solutions with its existing solutions. In addition, the Company respectfully submits to the Staff that it does not monitor or track normalized results of operations for planning purposes or in managing operations and making strategic decisions, as such measures or metrics would not take into account consolidations, cost synergies, and the benefits of scale, among others.
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Non-GAAP Financial Measures, page 67

13.
Please revise your reconciliation of adjusted gross profit to reconcile to the most directly comparable GAAP measure of gross profit.  Ensure that the GAAP gross profit measure provided in the reconciliation includes depreciation and amortization expense pursuant to SAB Topic 11B.  Also, revise your discussion of this non-GAAP measure, as necessary, to ensure that it appropriately describes this measure and its usefulness pursuant to the revised reconciliation.  Refer to Item 10(e)(i)(A) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not allocate depreciation and amortization to cost of revenues. For the foregoing reason, the Company notes to the Staff that it believes the current reconciliation to gross profit, which includes an adjustment for depreciation and amortization, represents a reconciliation to the most directly comparable GAAP measure.

14.
We note you include an adjustments for acquisition-related deferred revenue in your calculation of Adjusted EBITDA. Considering deferred revenue was adjusted to fair value in accordance with GAAP at the time of your acquisitions, please tell us how you considered whether such adjustment is substituting an individually tailored recognition and measurement method for one of GAAP.  Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered numerous factors in determining that disclosing a non-GAAP adjustment for acquisition-related deferred revenue would be useful to investors and provide better comparability to its past, current, and future results. The Company considered (a) the potential for variability in revenue and expenses to be overstated when there has been no change in the underlying economics of its acquired contracts and business, and (b) the potential for variability in its revenue and expenses to be understated despite changes in the underlying economics of acquired contracts and business. For example, the Company considered a contract that before the acquisition would have resulted in $100 in revenue for the fiscal year, but post-acquisition resulted in $25 in revenue for the fiscal year due to the acquired deferred revenue being measured at fair value, as per the application of Accounting Standards Codification 805-20-30-1. As the Company’s business and its acquired businesses involve the renewal of subscription contracts on a regular basis, if this contract were to then be renewed it would result in $100 in revenue in the renewal year (a 400% increase) despite no change in the Company’s underlying business with the customer. Correspondingly, if the Company were unable to renew the contract and lose the customer, the negative impact to revenue would appear to be only $25 despite having lost a customer and $100 in revenue in the renewal year, associated with the contract’s historical value.
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In addition, the Company considered others within its industry and found that similar adjustments were common in what the Company considers its peer group. As a result, the Company believes that the adjustment for acquisition-related deferred revenue will help to facilitate comparisons against others within its industry.

Finally, based upon the Company’s interactions with investors, it believes that financial analysts regularly seek information regarding acquisition-related deferred revenue for modelling purposes. The Company found this consistent with comments made by the Investor Advisory Committee of the Financial Accounting Standards Board in its November 12, 2019 meeting where members noted that the requirement to measure deferred revenue at fair value is not useful, reduces comparability between periods, and is usually unwound in their analyses. Rather than provide this information only on request, the Company determined that it should provide it transparently within its public disclosures to facilitate comparability.

With regards to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G, for the above reasons the Company does not view the adjustment for acquisition-related deferred revenue as misleading. Further, if the Company does not disclose Adjusted EBITDA as excluding acquisition-related deferred revenue, its results could be less useful and potentially misleading to investors since, as noted in the example above, a renewal for the Company’s subscriptions and other solutions at the same price and term as the original acquired contract would show as an increase in revenue period over period, despite no underlying change in contract economics.

15.
We also note that Adjusted EBITDA excludes acquisition related non-recurring costs and amortization of capitalized contract acquisition costs. Considering you have acquired several businesses during each of the last several years, and as you state you are currently tracking over 10,000 software businesses as potential acquisition targets, please tell us how you considered whether acquisition related costs are normal cash operating expenses for your business.  Similarly, explain whether sales commissions are normal cash operating expenses necessary to operate your business.  Refer to Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered numerous factors in determining that acquisition related non-recurring costs are not part of the Company’s normal business. First, the Company considered the fact that such costs are not part of the Company’s normal recurring underlying operation expenditure base and do not represent the costs of running the business to drive revenue and growth in the Company’s current base. Rather, such costs are one-off in nature and are unpredictable in terms of timing due to the fact that they occur in connection with mergers and acquisitions. Second, the Company considered the fact that each individual acquisition is non-recurring and occurs only once, with each acquisition acting as a distinct event rather than part of an ongoing initiative with related costs.

The Company also advises the Staff that it considered numerous factors in determining to adjust the Company’s Adjusted EBITDA for amortization of capitalized contract acquisition costs related to commissions. First, the Company considered the fact that that sales commissions are normal cash operating expenses and necessary to operate the Company’s business. As a result, the Company determined to adjust only for the amortization on commissions that are capitalized, as such amounts represent non-cash charges that are separate from the Company’s normal cash operating expenses. Next, the Company considered the fact that adjusting for amortization on commissions that are capitalized is analogous to adjusting for intangible asset amortization and depreciations on plant, property and equipment. Finally, the Company considered others within its industry and found that similar adjustments for amortization on commissions that are capitalized were common in what the Company considers its peer group. As a result, the Company believes that the adjustment for amortization on commissions that are capitalized will help to facilitate comparisons against others within its industry.
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As a result of the above, the Company does not believe that these adjustments result in a non-GAAP metric that is misleading in accordance with Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations.

16.
While you refer to Adjusted Unlevered Free Cash Flow as a performance measure, considering it is reconciled to GAAP operating cash flow, it appears to be a non-GAAP liquidity measure.  Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges that require cash settlement from a non-GAAP liquidity measure.  Please revise to remove all adjustments that required, or will require, cash settlement.  Also, revise your discussion of this measure to explain how it is useful information to investors with regards to your liquidity.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed this performance measure from Amendment No. 1.

Description of Certain Components of Financial Data

Revenues, page 69

17.
We note you provide a percentage breakdown of revenue by your three main verticals.  Please provide similar information for fiscal 2019.  To the extent the allocation among verticals or the amount of revenue generated from any vertical changed significantly from period to period, please include a discussion of the reason(s) for such change.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 70 of Amendment No. 1. The Company notes that the revenue generated among the verticals did not change significantly from period to period.

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019 – Revenues, page 72

18.
Please revise to separately quantify the impact on your subscription and transaction fee revenues due to the growth in your customer base and the COVID-19 pandemic. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1. With respect to the Staff’s comment regarding the impact of the COVID-19 pandemic, the Company respectfully advises the Staff that it is unable to quantify the extent to which the pandemic impacted the Company’s revenue growth in the year ended December 31, 2020. An analysis to quantify the extent of the impact would generally require a number of assumptions regarding the Company’s performance in the year ended December 31, 2020 in the absence of the pandemic, which the Company respectfully submits would not be useful to investors, and would be uncertain and potentially misleading. However, while the Company cannot separately quantify the impact of the COVID-19 pandemic on the Company’s revenue, the Company respectfully advises the Staff that, based on its observed impact of the pandemic on a significant number of its customers (e.g., salons, gyms and fitness studios), the Company believes that the pandemic did negatively impact the Company’s revenue and growth in the year ended December 31, 2020. As a result, the Company respectfully submits to the Staff that its qualitative explanation of the partial offset to the Company’s revenue growth for the period is useful to investors. As noted above, the Company has revised the disclosure on page 75 of Amendment No. 1 to include additional context and qualify the statement as the Company’s belief.
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Business, page 95

19.	Please revise your intellectual property disclosure to disclose the expiration date for your U.S. patent.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 1.

Principal Stockholders, page 113

20.
Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by entities affiliated with Providence Strategic Growth and Silver Lake.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on pages 121 and 122 of Amendment No. 1.

Underwriting, page 129

21.	Please disclose the exceptions to the lock-up agreements.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the disclosure to disclose the exceptions to the lock-up agreements once the terms of such agreements are finalized with the underwriters.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

22.
It appears you do not allocate any depreciation and amortization to cost of revenues.  Therefore, please revise to relabel the cost of revenues line item to indicate that it excludes depreciation and amortization.  Refer to SAB Topic 11.B.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-4 of Amendment No. 1 to be in accordance with SAB Topic 11.B.

Notes to Consolidated Financial Statements
Note 4, Revenue, page F-27
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23.
You state that your contracts may allow either party to terminate for convenience without penalty by providing appropriate notice.  Please tell us how you considered this fact when calculating the amount of remaining performance obligations.  In this regard, for arrangements that include such termination provisions, tell us how you determined that they meet the definition of a contract under ASC 606-10-25-1 through 25-3.  In addition, considering your contract terms can range up to five years, tell us the periods in which you expect to recognize the 57% of remaining performance obligations included in “thereafter” and how your current disclosures reflect the appropriate time bands for your arrangements. Refer to ASC 606-10-50-13(b).

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-28 of Amendment No. 1 to (a) clarify that the Company’s remaining performance obligations stem from non-cancellable contracts with customers that have contractual terms under ASC 606 in excess of one year and (b) provide greater clarity as to the timing of when the Company expects to recognize consideration associated with remaining performance obligations.  The Company advises the Staff that it considered the guidance in ASC 606-10-25-1 through 25-3 in determining whether it has a contract under ASC 606. The Company notes it has concluded that when termination rights preclude a conclusion that enforceable rights and obligations exist, the Company’s contract term under ASC 606 is one month. Accordingly, all legal contracts that include such termination rights are not considered for inclusion in this disclosure.

Note 10. Equity, page F-32

24.
We note that concurrent with their exchange of common stock for newly issued Series B shares, Silver Lake purchased an additional 17.7 million shares of Series B stock. However, as per the roll-forward of Series B shares, it appears such shares are reflected in the line item “conversion from common stock” rather than “convertible shares issued.” Please revise or advise.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-33 of Amendment No. 1 to divide convertible shares issued from shares converted from common stock.

Note 11. Stock-Based Compensation, page F-34

25.
Please provide us with a breakdown of all equity awards granted during 2020 and to date through 2021, and include the fair value of the underlying common stock at the date of such grants.  To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that it granted the following equity awards during 2020 and to date in 2021:

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Grant Date	Number of Options	Valuation Report Date	Underlying Common Stock Fair Value
1/10/2020	12,223,110	8/23/2019	$4.86
2/20/2020	152,500	8/23/2019	$4.86
5/26/2020	90,000	8/23/2019	$4.86
8/20/2020	110,000	6/30/2020	$5.81
9/8/2020	80,000	6/30/2020	$5.81
11/4/2020	62,500	6/30/2020	$5.81
1/6/2021	497,500	12/31/2020	$7.95
2/11/2021	241,000	12/31/2020	$7.95
3/31/2021	375,500	3/15/2021	$12.64
Total	13,831,610

The Company performs periodic valuations of its common stock in order to determine the fair value of its common stock for financial reporting purposes. Throughout 2020 and to date in 2021, the Company obtained contemporaneous third-party common stock valuations and utilized the AICPA Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation as a guide to the valuation and accounting for its equity securities issued as compensation. The table below summarizes the common stock fair value calculated with the assistance of a third party valuation specialist for the respective valuation dates.

Valuation Date	Source	Per Common Share	Change
8/23/2019	Valuation Report	$4.86	-
6/30/2020	Valuation Report	$5.81	20%
12/31/2020	Valuation Report	$7.95	37%
3/15/2021	Valuation Report	$12.64	59%

August 23, 2019
A valuation was performed as of August 23, 2019 and resulted in a value per common share of $4.86. The total equity value was determined using Subject Company Transaction (“SCT”) methodology, which utilizes a company’s own relevant stock transactions. As the Company had completed an arm’s length financing (sale of its Series B convertible preferred stock in July 2019) as of the valuation date, the Backsolve Method, a form of SCT method, was determined as the appropriate valuation methodology. The equity value of the Company’s common stock was then determined using a hybrid method, with two scenarios using the Option-Pricing Method (“OPM”) to allocate value among different classes of equity in each scenario. One scenario assumed a sale of the Company in an M&A scenario in which the liquidation preferences of the preferred classes of equity were modeled as pari passu to estimate equity value and then reallocated considering the contractual seniorities.  The other scenario assumed an IPO in which all classes of equity share equally upon conversion into shares of common stock. The Company assigned a 50% likelihood to the IPO and 50% likelihood to an M&A scenario. Both scenarios assumed a 3.5-year timeframe to a liquidity event. A discount for lack of marketability (“DLOM”) was used to reflect the illiquid nature of the shares. A DLOM of 5% and 20% were used for the IPO and M&A scenario, respectively.
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June 30, 2020
The next valuation was performed as of June 30, 2020 and resulted in a value per common share of $5.81. The total enterprise value of the Company was determined using a combination of the discounted cash flow (“DCF”) and Guideline Public Companies (“GPC”) methodologies. The DCF approach utilizes cash flow projections prepared by the Company to determine a business enterprise value. Management of the Company provided a business forecast, including estimates of revenues, cost of revenues and operating expenses, which was used to estimate the terminal value of the Company in accordance with the Gordon Growth Method. The GPC methodology estimates the enterprise value of the Company based on a comparison of the Company to public companies with similar enterprises (the “Peer Group”). The GPC methodology estimates enterprise value by applying a representative enterprise value to revenue and EBITDA multiple from the identified Peer Group to the Company’s forecasted revenue and EBITDA. The Company’s Peer Group was selected based a review of several sources, including annual and public filings, and an online search using keywords for potential guideline public companies and industry classification codes. The list was narrowed further based on primary location within the United States and similar primary business as a software business. This approach involves the identification of relevant transactions, and determining relevant multiples to apply to the Company’s revenue and EBITDA. In the period since the prior valuation, the Company had experienced acquisition-driven and organic growth. The Company completed six acquisitions since the prior valuation was conducted, spending approximately $134 million to execute on its long-term strategy to build a service platform to support service SMBs. In addition, the Company experienced organic growth, which was further supported by the achievement of expected synergies from prior acquisitions.

The equity value of the Company’s common stock was then determined using the OPM. Two OPM models were used. One model assumed a sale of the Company in an M&A scenario.  The other model assumed an IPO. The Company assigned a 50% likelihood to the IPO and 50% likelihood to an M&A scenario. The M&A scenario assumed a 2.5-year timeframe to a liquidity event, and the IPO scenario assumed a 1.5-year timeframe to a liquidity event. A DLOM was used to reflect the illiquid nature of the shares. A DLOM of 20.0% and 27.5% were used for the IPO and M&A scenario, respectively.

December 31, 2020
A valuation was performed as of December 31, 2020 and resulted in a value per common share of $7.95. The total equity value of the Company was determined using a combination of the DCF and GPC methodologies described above. In the period since the prior valuation, the Company completed five acquisitions, spending approximately $310 million to execute on its long-term strategy. In addition, the Company experienced organic growth as a result of the achievement of expected synergies from prior acquisitions. The equity value of the Company’s common stock was then determined using the OPM. Two OPM models were used. One model assumed a sale of the Company in an M&A scenario.  The other model assumed an IPO. The Company assigned a 62.5% likelihood to the IPO and 37.5% likelihood to an M&A scenario. The M&A scenario assumed a 2-year timeframe to a liquidity event, and the IPO scenario assumed a 1-year timeframe to a liquidity event. A DLOM was used to reflect the illiquid nature of the shares. A DLOM of 17.5% and 26.5% were used for the IPO and M&A scenario, respectively. The increase in probability of the IPO scenario, which also had a higher estimated per share value than the M&A scenario, supported the increase in valuation.
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March 15, 2021
A valuation was performed as of March 15, 2021 and resulted in a value per common share of $12.64. The methodologies for determining the total enterprise value of the Company and the equity value of the Company’s common stock were in accordance with the methodologies described above. In the period since the prior valuation, the Company completed two acquisitions, spending approximately $70 million to execute on its long-term strategy. In addition, the Company experienced organic growth as a result of the achievement of expected synergies from prior acquisitions. The Company assigned a 70.0% likelihood to the IPO and 30.0% likelihood to an M&A scenario. The M&A scenario assumed a 2-year timeframe to a liquidity event, and the IPO scenario assumed a 6.5-month timeframe to a liquidity event. A DLOM was used to reflect the illiquid nature of the shares. A DLOM of 12.0% and 27.0% were used for the IPO and M&A scenario, respectively. The increase in probability of the IPO scenario, which also had a higher estimated per share value than the M&A scenario, supported the increase in valuation.

26.
Please revise to disclose the amount of unrecognized compensation expense related to your unvested funding restricted stock awards.  In addition, revise to address whether the various transactions described herein, such as the Preferred Stock Conversion, the Class B Reclassification, and the IPO offering itself, will impact the vesting of these awards, including any compensation expense you expect to record in conjunction with these transactions.

Response:  The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page F-35 of Amendment No. 1 to disclose the amount of unrecognized compensation expense as of December 31, 2020 and state that, upon a successful IPO or sale of the company, as defined in the Stockholder’s Agreement, the remaining unvested funding restricted shares will terminate such that there will be no additional stock-based compensation recorded.

General

27.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:  The Company acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.
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Sincerely,

/s/ Benjamin J. Cohen

Benjamin J. Cohen
of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Eric Remer, Chief Executive Officer, EverCommerce Inc.
Marc Jaffe, Latham & Watkins LLP